MUTUAL OF AMERICA LIFE INSURANCE COMPANY

320 PARK AVENUE NEW YORK NY 10022-6839 212 224 1840 212 224 2518 FAX AMY LATKIN VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL CORPORATE LAW

Via Edgar Correspondence

November 10, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Jason Fox

Re:	Form N-CSR of Mutual of America Investment Corporation (SEC File No. 811-05084)

Dear Mr. Fox:

On behalf of the above-referenced registrant, set forth below are responses to comments which you provided by telephone to me on October 26, 2016, concerning Form N-CSR filed with the Securities and Exchange Commission by Mutual of America Investment Corporation on September 6, 2016.

Set forth below are your comments with Mutual of America’s response immediately following each comment. Per our telephone conversation, all changes mentioned herein will appear in future filings of Form N-CSR.

Comment 1:	There were significant investments in individual sectors for various funds, such as for the Small Cap Value Fund, which had a 40% investment in the financial sector and the Small Cap Growth Fund, which had a 20% investment in the health care sector. Consider including in the risks section of the prospectus disclosure regarding investments in a single sector.

Response:	Prior to its next prospectus update filing, the registrant will review the sector concentration of the various funds and consider adding prospectus disclosure regarding the risks of investments in a single sector, as appropriate.

Comment 2:

Include a note in the Expense Example stating that expenses paid do not include fees and charges imposed by the variable contracts, and if they did, then expenses would be higher.

In the Financial Highlights, include a note in the Total Return section that expenses do not include fees and charges imposed by the variable contracts, and if they did, then returns would be lower.

November 10, 2016

Response:

In future shareholder reports, the registrant intends to include the following disclosure in the Expense Example: “The estimate of expenses does not include fees and charges associated with your variable annuity contract or variable life insurance policy. If those fees and charges were included, the estimate of expenses for the period would be higher and your ending account value would be lower.”

In future shareholder reports, the registrant intends to include the following note in the Total Return section: “Total return does not reflect fees and charges associated with your variable annuity contract or variable life insurance policy. Inclusion of those fees and charges would reduce the total return shown.”

Comment 3:

State separately investments of affiliates in the Statements of Assets and Liabilities.

State under a separate caption income from affiliates on the Statements of Operations.

State separately realized gains resulting from long term gain distributions from underlying funds, and realized gains and losses on disposition of shares of underlying funds.

Response:	The registrant will make the suggested changes in future shareholder reports.

The Registrant believes that it has responded fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding the Registrant’s responses, please do not hesitate to contact the undersigned at the above telephone number, or my colleague, Scott Rothstein at 212-224-1530.

Sincerely,

/s/ Amy Latkin

Amy Latkin

cc: Scott H. Rothstein, Esq.

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